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                                                                    EXHIBIT 99.1


Satyam posts encouraging Q3 results. Total revenue up 34%.
Net profit up 36%.

Enhanced spectrum of competencies and packaged software implementation drive growth.

Hyderabad, January 21, 2002: The audited results of Satyam Computer Services Ltd. (Satyam) for the third quarter ended December 31, 2001 (Q3) of the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held today. Total revenue was Rs.446 crore ($ 93 million), a 34% increase over the revenue of the corresponding quarter of the previous fiscal year; Net Profit increased 36% to Rs.119 crore ($ 25 million).

For the nine months ended December 31, 2001, total revenue was Rs. 1321 crore ($ 279 million), up 54% over the comparable nine month period of fiscal 2001; net profit increased by 83% to Rs.375 crore ($ 79 million).

Software revenue for Q3 recorded a sequential increase of 2.14%.The earning per share (EPS) was Rs. 3.80, on par value of Rs.2 per share, an increase of 22% over the EPS of Rs.3.11 for the previous quarter (Q2).

Business Outlook

The Company's outlook for the quarter and fiscal year ending March 31, 2002 after considering the acquisition of Satyam Infoway's software business and merger of the marketing subsidiaries is as follows:

     . For the quarter ending March 31, 2002, income from software services is expected to be between Rs.440.00 crore and Rs.455.00 crore as against a billing of Rs.435.76 crore in Q3 and the operating margin is expected to be in the range of 30.00% to 31.50%.

     . The EPS for the quarter ending March 31, 2002 is expected to be between Rs. 3.10 and Rs.3.40.

     . Consequently, the income from software services for fiscal 2002 is expected to be between Rs.1714.00 and 1729.00 crore with operating margin being in the range of 33.00% to 34.00%.

     .  The EPS for fiscal 2002 is expected to be between Rs.14.75 and Rs.15.25.

Commenting on the results, Satyam Chairman, B. Ramalinga Raju said," While the market conditions continue to be challenging in the near term, our outlook for the medium and the long term is positive. The economic slowdown has propelled many large global companies to look for greater value in sourcing IT services. The visibility today for Satyam among the CIOs and CEOs of these organizations is much greater. The very fact that more than 20% of our 27 new client additions are from the Fortune 500 club, and that more than 30% of the new acquisitions came against competition with the Big 5 firms and systems integrators, is indicative of this positive trend.

Satyam is proactively taking initiatives to compete better in the global markets by systematically bringing down barriers between larger players in the IT services sector and ourselves. We have also taken definitive steps to constantly improve our relationship management capabilities and domain competencies."

Mr. Raju added," I would also like to highlight the fact that more than 80% of our IT services being delivered today were not a part of our portfolio 5 years ago. Besides developing new service capabilities internally, Satyam has also pursued the strategy of building alliances with global technology leaders to service the needs of our customers. The continuing growth in the packaged software implementation and
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enterprise solutions area in the past few quarters reflects our ability to leverage partnerships and broaden our solutions spectrum, on an on going basis.

The country has witnessed a significant growth in the IT enabled services and business process outsourcing area. We are at this juncture closely evaluating the appropriateness of extending our services range to business process outsourcing as well. While a decision is yet to be made, our position is partly strengthened by the fact that we have partnered with Carnegie Mellon University a couple of years ago to establish a quality standard equivalent of SEI-CMM in the area of BPO called escm. This was launched recently."

On market expansion, Mr. Raju added, "A decision has been made to open an office in China in the next few days. We believe that there are many opportunities for providing services in a market which has witnessed a phenomenal growth. Our attempt is also to understand the nuances of operations in China better, so that it can potentially serve as a conduit for providing services to related markets."

Business Highlights

  .  New Customer Acquisitions

     Acquiring 27 new customers in the prevailing tough environment has been a heartening accomplishment. Satyam's strategy of pursuing large prospects has borne fruit resulting in the addition of 6 U.S. based Fortune 500 customers besides an auto major, (American) Honda and a U.S. based leading insurance provider. The customer wins in Q3 have been across several verticals including retail, manufacturing, telecom, and banking. The addition of one of the largest retail chains in the U.S. was a significant inroad in the retail sector. A Fortune 500 US digital and wireless communication major was a prominent addition in the telecom space.

     The customer acquisitions are also representative of new opportunities being pursued in high value services such as data warehousing, CRM, business intelligence and package implementation.

     A positive aspect in customer additions has also been the increasing contribution of non- US markets. Satyam is to implement end- to- end SAP solution for the largest satellite service provider in Europe.

     Other client additions in Europe are Expopage, a web based exhibition organization based in Italy, Air Malta, and the Switzerland based World Intellectual Property Organization. In Asia Pacific, Satyam made inroads into a number of Singapore's public services organizations. Amongst the prominent client additions in the Middle East were National Bank of Dubai, National Drilling Company and Union National Bank based in UAE.

  .  Strengthening Solutions and Competencies - Projects Spectrum

     For a global Fortune 500 conglomerate, Satyam has taken over the complete responsibility of supporting the desktop-computing environment of 700 users. This marks the entry of the IT outsourcing group into resource support activities and may be the first of similar deals.

     For a US Federal agency responsible for addressing public services, Satyam has introduced a newer, more versatile Internet-based technical architecture which allows for more than 3000 Business Partners and staff to electronically submit, verify and approve the formula characteristics data via the internet. The project was done in collaboration with a Big 5 consulting company.

     Satyam is the primary vendor for providing services at an Offshore Development Center of a global top five computer manufacturer. The partnership which started with Validation and Verification activities for the client's Enterprise Systems Group is to expand in the near future to
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     include mission critical Product testing, Operating System testing,
     Software maintenance and development.

     Satyam has been chosen as a strategic partner for providing value added services in the areas of ERP systems, Product Engineering and Knowledge Management besides providing global support across different time zones to a Fortune 500 company, which is one of the world's leading information infrastructure providers and one of the largest supplier of products and services to the global semiconductor industry.

     For a leading US based global investment banker Satyam migrated their Oracle financials application to the latest versions in a most aggressive time frame within the stipulated budget. Several e-commerce and other Oracle financials engagements are also being executed for the same client.

     For one of the world's largest corporations, Satyam has begun implementing an enterprise data warehousing application scalable for use by 8000 users.

     For a Global auto major, Satyam executed the Complete Life Cycle implementation of the lead management system project in five countries in the Asia Pacific region.

     Satyam, a Microsoft Pocket PC 2002 launch partner, launched e-Valuate, a Mobile Insurance and Loan Recovery Solution. This is a Pocket PC 2002-based state-of-art mobile computing solution for enterprises. e-Valuate equips financial institutions with the ability to interoperate with disparate computer systems across the Internet, the agility to manage information better and the capability to deliver superior speed-to-value.

     SatyamSAP has in the last quarter kept up its momentum of creating world class competencies in the SAP arena. Four new practices including CRM and SAP Portals have been identified for development. In addition, an exclusive dedicated mySAP competency center has been set up in Chennai with the state-of-art infrastructure to support new dimensional SAP technologies and competency development.

  .  Continuing Geographical Expansion

     Satyam continued to expand beyond its dominant market with a view to increasing its presence in Europe and Asia Pacific. The thrust on increasing global reach is resulting in significant addition in customers from the non-US region. For the third consecutive quarter, Europe increased its share of revenue.

     Satyam opened its first software development center in Australia in November 2001. The center offers the complete range of offsite IT competencies and consulting services for local customers besides hosting offshore projects for clients located in New Zealand and other countries in the region.

     The reach in Asia Pacific will be further enhanced in the near future with the opening of an office in Shanghai, China.

  .  Alliances & Partnerships

     Partnership and alliances with best of breed solution providers are vital steps in Satyam's strategy to fuel growth, by being in a position to deliver increased number of services to existing clients.

     An apt illustration of the above would be the active engagement of Satyam in Consulting, Design, Development and Maintenance for an existing Fortune 500 client in the area of E-Matrix. E-Matrix is a Product Data Management tool developed by MatrixOne Inc., with whom we had entered into
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     an alliance in June 2001. By successfully delivering this project, Satyam expects to receive projects of similar nature in the future.

     During the last quarter, Satyam took leading initiatives to enhance its capabilities in the areas of collaborative commerce and knowledge management by entering into alliances with U.S. based Adexa Inc. and the UK based Autonomy Corporation plc. respectively.

     Under the scope of the alliance with Adexa Inc., Satyam will offer its global customers a comprehensive portfolio of optimization, collaboration and business process automation solutions that combine Adexa's iCollaboration suite with Satyam's consulting and solution implementation services.

     The strategic alliance with Autonomy would result in Satyam becoming a Services Partner and offer strategic consulting and systems integration services to architect complete Knowledge Management solutions that utilize Autonomy's infrastructure technology.

  .  Strengthening Internal Processes

     Satyam recognizes that Business Continuity Management is vital in ensuring the continuity of services in the event of any disruption. The Business Continuity Management at Satyam, explores all possible failure scenarios, assesses its impact on Satyam's business and puts in place appropriate controls to mitigate and manage the risks. The initiative aims at minimizing disruptions and financial loss in minor and major events alike, and demonstrates Satyam's ability to ensure business continuity to all its customers.

     Satyam's Information Security Management System safeguards the information assets of Satyam and in the process, ensures business continuity and growth.

     Another major internal process initiative during the quarter is the integration of all marketing and pre sales processes under a frame work that addresses today's market and customer requirements. This initiative is aimed at leveraging the organization-wide framework that houses a repository of best practices and value creation opportunities.

                                        Subsidiaries & Joint Ventures
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              Marketing Subsidiaries                                    Satyam Infoway Limited (Sify)
              ----------------------                                    -----------------------------
The process of the merger of the three marketing         For the quarter ending December 31, 2001, SIFY has
subsidiaries with the parent company, Satyam Computer    recorded a revenue of US$8.6 million, a sequential Q
Services Ltd. has already commenced and will be          on Q increase of 2%. The quarter also witnessed a
completed during the fourth quarter.                     rapid decrease in cash burn from US$4.6 million in Q2
                                                         to US$3.9 million, thus making it the fourth
Satyam GE                                                successive quarter of reduction in cash burn. Cash
                                                         balance at the end of the quarter was about US$ 13
The JV recorded a turnover of US$4.4 million for the     million.
quarter and has a strength of 655 as on December 31,
2001. Sale of Satyam's stake to GE in the joint          Satyam is actively pursuing its plan to divest its
venture for a consideration of US$ 4 million will        stake in Sify with several investors, both local and
take place in Q4.                                        global. The take over of Sify's software business will
                                                         be effective January 1, 2002.
Satyam Manufacturing Technologies Limited (SMTI)
                                                         VisionCompass Inc. (VCI)
The joint venture achieved revenue in excess of US$7
million for the quarter, thus recording a total          VCI recorded a turnover of around US$250,000 and
income of about US$19 million till December 31, 2001.    achieved cash profit of about US$20,000 in Q3. The
                                                         latter was an account of reduction of monthly expenses
                                                         to about US$75,000.

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
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              Break up of revenue between offshore and onsite (%)

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Location                  Q1 2002              Q2 2002              Q3 2002
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Offshore                      58.62                54.89                52.22
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Onsite                        41.38                45.11                47.78
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Total                        100.00               100.00               100.00
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                             Revenue by region (%)

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Location                  Q1 2002              Q2 2002              Q3 2002
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North America                 76.92                77.96                76.98
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Japan                          2.82                 1.99                 1.60
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Europe                         7.83                 9.36                12.39
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Rest of World                 12.43                10.69                 9.03
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Total                        100.00               100.00               100.00
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                             Revenue by Technology

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                                        Quarter ended        Quarter ended
                                        December 2001        September 2001
                                        (in %)               (in %)
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Software Design and Development              49.09               52.15
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Software Maintenance                         28.36               32.15
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Packaged Software Implementation             16.65               11.75
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Engineering Design Services                   5.90                3.95
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Total                                       100.00              100.00
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                          Revenue by Line of Business

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                                        Quarter ended        Quarter ended
                                        December 2001        September 2001
                                        (in %)               (in %)
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Banking & Finance                            27.16               24.10
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Insurance                                    12.73               13.95
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Manufacturing                                31.60               31.67
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Engg.                                         5.02                2.45
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Others                                       23.49               27.83
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Total                                       100.00              100.00
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                           Revenue by Contract Type

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                                        Quarter ended        Quarter ended
                                        December 2001        September 2001
                                        (in %)               (in %)
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Time & Material                              74.61               71.25
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Fixed Bid                                    25.39               28.75
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Total                                       100.00              100.00
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                Revenue From Existing Business and new Business

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                                         Quarter ended       Quarter ended
                                         December 2001       September 2001
                                         (in %)              (in %)
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Existing Business                            88.41               85.25
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New Business                                 11.59               14.75
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Total                                       100.00              100.00
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For further information, contact:
SVL Narayan
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Vice President - Corporate Communications
Mayfair Centre, SP Road, Secunderabad 500 003

Phone: +91 40 784 3222 extn. 4278
Cell: 98490 25531
Email: svln@satyam.com
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Safe Harbor:

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.


For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.
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